4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001019458
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  ONEOK, Inc.
  0001039684
  <IRS-NUMBER>73-1520922
</SUBJECT-COMPANY>
<PERIOD>01/24/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Bell, William M.
   100 W. Fifth Street


   Tulsa, OK  74103
2. Issuer Name and Ticker or Trading Symbol
   ONEOK, Inc. (OKE)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0.01                                                                   3,018          I  By Defined Benf.
                                                                                                                   Pl.
Common Stock, par value $.0.01                                                                   250            I  IRA
Common Stock, par value $.0.01                                                                   1,467          I  by Bell Family Tr
                                                                                                                   ust
Common Stock, par value $.0.01                                                                   1,332          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $17.0450                                                                                01/17/12
(right to buy)
Non-Qualified Stock Option     $17.2750        01/23/03       A         10,000                            (1)          01/23/13
(right to buy)
Non-Qualified Stock Option     $23.6400                                                                                01/25/11
(right to buy)
Phantom Stock (2)              $0.0000         01/22/03       A (3)     17
Phantom Stock (2)              $0.0000         01/23/03       A (4)     500
Phantom Stock (2)              $0.0000         01/23/03       A (4)     724
Phantom Stock (2)              $0.0000         01/23/03       A (4)     202
Phantom Stock (2)              $0.0000         01/23/03       A (3)     44

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, par value $.0.01 10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/03  Common Stock, par value $.0.01 10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock, par value $.0.01 10,000                    10,000        D   Direct
(right to buy)
Phantom Stock (2)              01/22/03  Common Stock, par value $.0.01 17            $17.1950                  D   Direct
Phantom Stock (2)              01/23/03  Common Stock, par value $.0.01 500           $17.2750                  D   Direct
Phantom Stock (2)              01/23/03  Common Stock, par value $.0.01 724           $17.2750                  D   Direct
Phantom Stock (2)              01/23/03  Common Stock, par value $.0.01 202           $17.2750                  D   Direct
Phantom Stock (2)              01/23/03  Common Stock, par value $.0.01 44            $17.2750    10,803        D   Direct

Explanation of Responses:

(1)
This option is granted under the ONEOK, Inc. Stock Compensation Plan for Non-Employee Directors and vests in full one year from the date of grant (01/23/04).
(2)
Shares of phantom stock are convertible into Issuer common stock on a 1-for-1 ratio.
(3)
Board and/or Board Committee meeting fees elected to be deferred to phantom stock under the Issuer's Deferred Compensation Plan for
Non-Employee Directors and to be issued at determination date under the Issuer's Long-Term Incentive Plan.
(4)
Annual cash and/or stock retainer elected to be defered to phantom stock under the ONEOK, Inc. Long-Term Incentive Plan.

SIGNATURE OF REPORTING PERSON
/S/ By: Eric Grimshaw, Attorney in Fact
    For: William M. Bell
DATE 01/24/03